ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

The investment policies of the following portfolios were amended and restated as noted below:

Lifestyle Growth Trust

The fund, except as otherwise described in the prospectus, normally invests approximately 70% of its assets in underlying funds that invest primarily in equity securities and approximately 30% of its assets in underlying funds that invest primarily in fixed-income securities.

Lifestyle Balanced Trust

The fund, except as otherwise described in the prospectus, normally invests approximately 50% of its assets in underlying funds that invest primarily in equity securities and approximately 50% of its assets in underlying funds that invest primarily in fixed-income securities.

Vista Trust

The fund may invest up to 20% of its assets in non-U.S. securities.

Spectrum Income Trust

Investment Objective: To seek a high level of current income consistent with the preservation of capital.

Principal Investment Strategies:

The fund will invest at least 80% of its total assets in income-producing securities, which may include U.S. government and agency obligations, mortgage- and asset-backed securities, corporate bonds, foreign securities (up to 10% of total assets) including emerging markets excluding reserves, collateralized mortgage obligations (CMOs), and other securities, including, on occasion, equities.

Eighty percent (80%) of the debt securities purchased by the fund will be rated investment grade (AAA, AA, A, BBB, or equivalent) by each of the major credit rating agencies (Standard & Poor’s, Moody’s, and Fitch IBCA, Inc.) that have assigned a rating to the security. If the security is unrated, it must be deemed to be of investment-grade quality by T. Rowe Price. Up to 15% of its total assets may be invested in “split-rated securities,” or those rated investment grade by at least one rating agency but below investment grade by others. In addition, the fund may invest up to 5% of its total assets in securities that have not received an investment-grade rating by any major credit rating agency.

The Fund may invest up to 5% of its total assets in high yield securities.  The fund has considerable flexibility in seeking high yields. There are no maturity restrictions, so the fund can purchase longer-term bonds, which tend to have higher yields than shorter-term issues. However, the portfolio’s weighted average maturity is expected to be between four and 15 years. In addition, when there is a large yield difference between the various quality levels, the fund may move down the credit scale and purchase lower-rated bonds with higher yields. When the difference is small or the outlook warrants, the fund may concentrate investments in higher-rated issues.

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In keeping with the fund’s objective, it may also invest in other securities, and use futures, options, and swaps.

The fund may sell holdings for a variety of reasons, such as to adjust the portfolio’s average maturity, duration, or credit quality or to shift assets into and out of higher yielding or lower yielding securities or different sectors.

Active management of the portfolio can result in bonds being sold at gains or losses. However, over the long term, the fund seeks to achieve its objective by investing primarily in income-producing securities that possess what the fund believes are favorable total return (income plus changes in principal) characteristics.

In pursuing its investment strategy, the subadviser has the discretion to purchase some securities that do not meet the fund’s normal investment criteria, as described above, when it perceives an unusual opportunity for gain. These special situations might arise when the subadviser believes a security could increase in value for a variety of reasons, including a change in management, a debt restructuring or other extraordinary corporate event, or a temporary imbalance in the supply of or demand for the securities.

The fund may also hold a certain portion of its assets in money market reserves which can consist of shares of the T. Rowe Price Reserve Investment Fund (or any other internal T. Rowe Price money market fund) as well as U/S/ dollar- and foreign currency-denominated money market securities, including repurchase agreements, in the two highest rating categories or equivalent ratings as determined by the subadviser, maturing in one year or less. The fund may invest cash reserves in U.S. dollars and foreign currencies.

The fund may invest up to 10% of its total assets in hybrid instruments. Hybrid instruments are a type of high-risk derivative which can combine the characteristics of securities, futures and options. Such securities may bear interest or pay dividends at below (or even relatively nominal) rates. The SAI contains a more complete description of such instruments and risks associated therewith.